UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2016.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Benefit Plans Committee as Administrator of the
Darden Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP

Orlando, Florida
October 24, 2016
Certified Public Accountants

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2016

	Participant directed funds	ESOP Funds (Note 7)	Total
Assets:
Investments, at fair value	$370,934,242	$1,344,552	$372,278,794
Common stock of Darden Restaurants, Inc. – allocated	45,251,144	136,212,960	181,464,104
Common stock of Darden Restaurants, Inc. – unallocated	—	31,687,865	31,687,865
Common stock of Four Corners Property Trust, Inc. – allocated	5,641,287	18,528,657	24,169,944
Total investments	421,826,673	187,774,034	609,600,707
Receivables:
Employer contributions	1,042,327	—	1,042,327
Accrued dividends and interest	364,519	1,370,356	1,734,875
Notes receivable from Participants	15,082,974	—	15,082,974
Total receivables	16,489,820	1,370,356	17,860,176
Total assets	438,316,493	189,144,390	627,460,883
Liabilities:
ESOP loan	—	3,423,854	3,423,854
Interest payable	—	759	759
Total liabilities	—	3,424,613	3,424,613
Net assets available for benefits	$438,316,493	$185,719,777	$624,036,270

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2015

	Participant directed funds	ESOP Funds (Note 7)	Total
Assets:
Investments, at fair value	$357,828,430	$1,088,282	$358,916,712
Common stock of Darden Restaurants, Inc. – allocated	45,429,429	151,052,764	196,482,193
Common stock of Darden Restaurants, Inc. – unallocated	—	38,226,225	38,226,225
Total investments	403,257,859	190,367,271	593,625,130
Receivables:
Employer contributions	469,142	1,382,379	1,851,521
Accrued dividends and interest	385,511	1,669,642	2,055,153
Notes receivable from Participants	15,338,538	—	15,338,538
Total receivables	16,193,191	3,052,021	19,245,212
Total assets	419,451,050	193,419,292	612,870,342
Liabilities:
ESOP loan	—	4,258,854	4,258,854
Interest payable	—	325	325
Total liabilities	—	4,259,179	4,259,179
Net assets available for benefits	$419,451,050	$189,160,113	$608,611,163
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2016

	Participant directed funds	ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(8,698,279)	$12,514,038	$3,815,759
Dividends and interest	10,361,759	11,927,746	22,289,505
Net investment income	1,663,480	24,441,784	26,105,264
Notes receivable from Participants activity during the year:
Interest	634,268	—	634,268
Total notes receivable from Participants activity	634,268	—	634,268
Contributions:
Participants	34,896,222	—	34,896,222
Employer	20,289,206	—	20,289,206
Total contributions	55,185,428	—	55,185,428
Total additions	57,483,176	24,441,784	81,924,960
Deductions from net assets attributed to:
Benefits paid to participants	(48,375,046)	(17,004,176)	(65,379,222)
Interest expense	—	(12,076)	(12,076)
Administrative expenses	(972,506)	(136,049)	(1,108,555)
Transfers between funds	10,729,819	(10,729,819)	—
Total deductions	(38,617,733)	(27,882,120)	(66,499,853)

Net increase (decrease)	$18,865,443	$(3,440,336)	$15,425,107
Net assets available for benefits:
Beginning of year	419,451,050	189,160,113	608,611,163
End of year	$438,316,493	$185,719,777	$624,036,270
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2015

	Participant directed funds	ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$35,117,732	$42,365,315	$77,483,047
Dividends and interest	5,525,811	7,363,884	12,889,695
Net investment income	40,643,543	49,729,199	90,372,742
Notes receivable from Participants activity during the year:
Interest	694,375	—	694,375
Total notes receivable from Participants activity	694,375	—	694,375
Contributions:
Participants	32,464,529	—	32,464,529
Employer	5,570,941	1,382,379	6,953,320
Total contributions	38,035,470	1,382,379	39,417,849
Total additions	79,373,388	51,111,578	130,484,966
Deductions from net assets attributed to:
Benefits paid to participants	(59,874,947)	(32,259,076)	(92,134,023)
Interest expense	—	(9,121)	(9,121)
Administrative expenses	(748,097)	(157,431)	(905,528)
Transfers between funds	27,755,897	(27,755,897)	—
Total deductions	(32,867,147)	(60,181,525)	(93,048,672)

Distribution of assets for Red Lobster divestiture	$(158,081,434)	$—	$(158,081,434)
Total distributions	(158,081,434)	—	(158,081,434)
Net decrease	$(111,575,193)	$(9,069,947)	$(120,645,140)
Net assets available for benefits:
Beginning of year	531,026,243	198,230,060	729,256,303
End of year	$419,451,050	$189,160,113	$608,611,163
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

(1)	Description of the Plan
The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company or Darden). The Plan, was originally effective as of June 1, 1973, but was most recently amended and restated effective as of May 1, 2012. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $18,000 in 2016 and 2015. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $6,000 in 2016 and 2015.
On July 28, 2014, the Company sold Red Lobster and certain related assets and associated liabilities. As a result, all balances within the Plan, with the exception of balances in the Darden Company Stock Fund and Darden Employee Stock Ownership Plan (ESOP) Fund, related to Red Lobster employees active as of July 21, 2014 (the determination date; the Company re-confirmed active status immediately prior to the asset transfer date) were automatically transferred on August 4, 2014 to the new Red Lobster 401(k) Plan which became effective July 28, 2014. Active Red Lobster employees were fully vested in their Plan accounts prior to the balance transfer to the new Red Lobster 401(k) Plan. As of July 28, 2014, Red Lobster employees were considered to be terminated participants in the Plan and had the option to request a distribution of any Darden Company Stock Fund and Darden ESOP Fund balances remaining in the Plan. If participants elected to receive a distribution of any Darden Company Stock Fund and Darden ESOP Fund balances in cash (as opposed to company stock), they also had the option to roll their distribution over into the Red Lobster 401(k) Plan. The following two categories of Red Lobster employees were also entitled to full vesting of their Plan accounts: (i) any Red Lobster employee not actively employed as of July 28, 2014 who returned to work within 6 months of July 28, 2014 and (ii) any Delayed Transfer Employee (as defined in the July 28, 2014 side letter to the Asset and Stock Purchase Agreement between Darden Restaurants, Inc. and RL Acquisition, LLC).
On November 9, 2015, the Company spun off select real estate and restaurant assets to create Four Corners Property Trust, Inc. (FCPT), an independent publicly traded company. As a result of the spin off, Plan participants who maintained a balance under the Darden Company Stock Fund and/or the Darden ESOP Stock Fund received a pro rata distribution of FCPT common stock, which pro rata distribution remained invested in the Plan. The FCPT Company Stock Fund held shares distributed from the Darden Company Stock Fund. The FCPT ESOP Fund held shares distributed from the Darden ESOP Fund. The FCPT Company Stock Fund and FCPT ESOP Fund were immediately frozen to new contributions and new investments, but participants were generally allowed to transfer funds out of these investment options at any time.
These recent events do not imply a Company decision to terminate the plan, as a result, the financial statement presentation remains consistent with Accounting Standards Codification (ASC) Topic 962-205, Plan Accounting-Defined Contribution Pension Plans-Presentation of Financial Statements, and does not need to be prepared on the liquidation basis of accounting, as described in paragraph ASC 962-40-35-1.
Employee Contributions
Qualified employees who are at least 21 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 25% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution.
Employer Contributions
Generally, qualified employees who are at least age 21 and complete a year of service are eligible for Company Matching Contributions. The following groups of salaried qualified employees are generally eligible for a Retirement Plus Contribution (RPC): (i) employees hired on or after June 1, 2008 who are at least age 21 and complete a year of service; (ii) employees hired before June 1, 2008 who made a one-time irrevocable election under the Retirement Income Plan for Darden Restaurants, Inc. (RIP) to forego accruing cash balance benefits as of October 1, 2008; and (iii) employees who were actively accruing benefits under the RIP on December 31, 2014.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

Company Matching Contributions
The Company will make a variable matching contribution ranging from 25% to 120% of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are contributed to the Plan on a quarterly basis and are invested in Darden common stock through the ESOP portion of the Plan. Effective July 1, 2015, Company Matching Contributions can be funded through the ESOP component of the Plan, the non-ESOP component of the Plan, or a combination of both. Company Matching Contributions funded through the non-ESOP component of the Plan are invested in accordance with participant investment elections.
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
DSP Retirement Plus Contribution
The Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired or rehired on or after June 1, 2008. The DSP RPC was originally intended to take the place of the cash balance portion of the RIP, which was closed to new hires effective June 1, 2008. Eligible employees who were participants in the cash balance formula of the RIP had a one-time irrevocable election to move to the Plan effective October 1, 2008 and receive the RPC. Accruals under the RIP were frozen effective December 31, 2014. In conjunction with this freeze, the Company expanded the RPC eligibility to include each employee who was actively accruing benefits under the RIP on December 31, 2014. Eligible employees are automatically enrolled in the Plan and need not make contributions to the Plan to be eligible to receive the RPC. Retirement Plus Contributions are made on a quarterly basis, and equal 1.5% of eligible compensation. The Plan was amended, effective December 31, 2008, to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund RPC. The Plan was further amended, effective January 1, 2015, to provide for funding of the RPC through the ESOP component of the DSP, the non-ESOP component of the DSP, or a combination of both.
Distributions and In-Service Withdrawals
Active employees may take regular, hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations prescribed by the Plan.
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution or to leave their account in the Plan until attainment of age 65. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 7) using the proceeds of the ESOP loans. There are currently two ESOP loans outstanding payable to the Company to fund such purchases. These ESOP loans are secured by a pledge of the purchased Company stock. As ESOP loan repayments are made, the ESOP Trustee releases the leveraged shares. The Plan then uses these released shares to fund certain Company Matching Contributions and certain Retirement Plus Contributions, which are then allocated to eligible participants’ ESOP accounts.
Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

Plan Administration
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and recordkeeper of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.
Additionally, as of March 19, 2015, Evercore Trust was appointed as the independent fiduciary and investment manager for the Company Stock Fund held in the plan. Evercore Trust will act as a fiduciary within the meaning of Section 3(21) of ERISA and an investment manager within the meaning of Section 3(38) of ERISA.

(2)	Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedule.
As of April 30, 2016, 35% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes receivable from Participants
Notes receivable from Participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding Retirement Plus Contribution amounts, amounts in the Darden ESOP Fund originally made as Retirement Plus Contributions, and amounts in the FCPT ESOP fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2016, interest rates ranged from 4.25% to 10.50% and loans mature through March 27, 2031.

(d)Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or its Equivalent)”, which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB ASC Topic 820. ASU 2015-07 is required to be adopted retrospectively and is effective for plans for fiscal years beginning after December 15, 2015 and interim periods within those

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

years, with early adoption permitted. As a result, we have early adopted the provisions of this update for the plan year ended April 30, 2016. See note 5 for additional information.
The Plan has not adopted any other new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority, to: (i) pay Plan expenses, (ii) reinstate previously forfeited amounts to rehired employees, (iii) be applied to Company Matching Contributions, (iv) to correct errors or resolve Plan claims, or (v) be allocated to participants’ Plan accounts. During the 2016 and 2015 Plan years, $858,933 and $639,313, respectively, of forfeitures were used to pay administrative expenses of the Plan. Forfeited funds were not used for any other reason during Plan years 2016 and 2015. Additionally, as of April 30, 2016 and 2015 forfeitures available for future use totaled $101,019 and $70,934, respectively.

(4)	Choice of Investments
As of April 30, 2016, participant contributions and RPC to the Plan may be directed to 20 basic investment alternatives: Columbia Trust Stable Government I-0 Fund, DFA US Small Cap Portfolio, American Funds EuroPacific Growth (R6), Vanguard Institutional Index Fund, Vanguard Target Retirement 2060 Trust II Fund, Vanguard Target Retirement 2055 Trust II Fund, Vanguard Target Retirement 2050 Trust II Fund, Vanguard Target Retirement 2045 Trust II Fund, Vanguard Target Retirement 2040 Trust II Fund, Vanguard Target Retirement 2035 Trust II Fund, Vanguard Target Retirement 2030 Trust II Fund, Vanguard Target Retirement 2025 Trust II Fund, Vanguard Target Retirement 2020 Trust II Fund, Vanguard Target Retirement 2015 Trust II Fund, Vanguard Target Retirement 2010 Trust II Fund, Vanguard Institutional Target Retirement Income Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index, and Company Common Stock. Certain Company Matching Contributions and certain RPC are initially invested in the Darden ESOP Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

(5)	Fair Value Measurement
Plan investments are recorded at fair value. Short-term investments are stated at cost, which approximates fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.
Investments in common collective trusts are valued using a net asset value (NAV) based on the fair value of the underlying securities in which the account is invested. The NAV is used as a practical expedient to estimate fair value. There are currently no redemption restrictions or unfunded commitments on these investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income, net realized and unrealized gains or losses, and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits and withdrawals are made at fair value determined as of the end of the business day of the transaction. The ESOP loan is stated at cost, which approximates fair value because the loan bears interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2016:

	Fair value of assets at April 30, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$213,151,969	$213,151,969	$—	$—
FCPT common stock	24,169,944	24,169,944	—	—
Short term investments	3,793,556	3,793,556	—	—
Mutual funds	328,219,249	328,219,249	—	—
Common collective trust (1)	40,265,989	—	—	—
Total	$609,600,707	$569,334,718	$—	$—

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2015:

	Fair value of assets at April 30, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$234,708,418	$234,708,418	$—	$—
FCPT common stock	—	—	—	—
Short term investments	2,595,486	2,595,486	—	—
Mutual funds	194,067,442	194,067,442	—	—
Common collective trust (1)	162,253,784	—	—	—
Total	$593,625,130	$431,371,346	$—	$—

(1)
Investments are measured using the net asset per share (or its equivalent) practical expedient and have not been categorized in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit a reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

For the years ended April 30, 2016 and 2015, there were no investments classified as level 3 nor were there any transfers in or out of levels 1, 2, or 3.

(6)	Common Stock of Darden Restaurants, Inc.
At April 30, 2016 and 2015, the fair value of the shares held in non ESOP Fund participant directed accounts was $45,251,144 (726,926 shares) and $45,429,429 (712,395 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

(7)	ESOP Funds
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. These ESOP loans are secured by pledges of the purchased Company stock. The ESOP Trustee holds the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments are made, the ESOP Trustee releases these shares. The Plan may use these released shares to fund Company matching contributions and Retirement Plus Contributions, which are then allocated to eligible participants’ ESOP accounts. Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund. Shares used to fund Company contributions reduce the net assets of the non-participant directed portion of the ESOP fund and increase the net assets of the participant directed funds. These contributions are included as transfers between funds on the accompanying statements of changes in net assets available for benefits. Additionally, as a result of the real estate spun off in November 2015, the Darden ESOP fund received a pro rata distribution of FCPT common shares which remained in the FCPT ESOP Fund and were immediately frozen to new contributions and new investments, but participants were generally allowed to transfer funds out of these investments options at any time.
At April 30, 2016 and 2015, the Darden ESOP Fund consists of 2,697,202 and 2,968,151 shares, respectively, of Darden's common stock. Of the total shares held by the Darden ESOP Fund, 2,188,160 shares at April 30, 2016 and 2,368,712 shares at April 30, 2015 of Darden's common stock have been allocated to individual participant accounts. The remaining 509,042 shares at April 30, 2016 and 599,439 shares at April 30, 2015 of Darden's common stock, which are held by the ESOP Trustee, are unallocated (suspense) shares reserved for future Company matching contributions or Retirement Plus Contributions. At April 30, 2016, the fair value of the 509,042 unallocated Company shares was $31,687,865 and the fair value of the 2,188,160 allocated shares was $136,212,960. At April 30, 2015, the fair value of the 599,439 unallocated Company shares was $38,226,225 and the fair value of the 2,368,712 allocated shares was $151,052,764. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.
At April 30, 2016, the FCPT ESOP Fund consists of 1,043,868 shares of FCPT's common stock. All shares held by the FCPT ESOP Fund have been allocated to individual participant accounts. At April 30, 2016, the fair value of the 1,043,868 allocated shares was $18,528,657. Regular cash dividends on FCPT stock are automatically invested in accordance with the participants' existing investment elections applicable to their DSP contributions. Any FCPT dividends paid in shares are automatically reinvested in the FCPT Stock Fund and the FCPT ESOP Stock Fund.
The Darden ESOP Fund has two promissory notes payable to the Company, with outstanding principal balances of $2,267,900 (Original Loan) and $1,155,954 (Additional Loan) as of April 30, 2016 and $3,002,900 and $1,255,954 as of April 30, 2015. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2016, the interest rates on the notes were 0.4362% and 0.63385%, respectively. As of April 30, 2015, the interest rates on the notes were 0.176% and 0.2699%, respectively. The Original Loan has no required principal payments on the remaining note balance until its maturity date on December 15, 2019. The Additional Loan requires a $100,000 annual principal payment over the next three years starting December 15, 2015, a $200,000 principal payment due on December 15, 2018 and the remaining outstanding balance is due at maturity on December 31, 2018. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2016 and 2015, the Darden ESOP Fund made principal payments of $835,000 and $1,118,100, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

Information about the net assets and significant components of the changes in net assets relating to the ESOP Funds as of and for the years ended April 30, 2016 and 2015 is presented in the following tables:

ESOP Funds Statement of Net Assets Available for Benefits
April 30, 2016
	Non-participant Directed	Participant Directed	Total
Assets:
Cash and short-term investments, at fair value	$566	$1,343,986	$1,344,552
Common stock of Darden Restaurants, Inc – allocated	—	136,212,960	136,212,960
Common stock of Darden Restaurants, Inc. – unallocated	31,687,865	—	31,687,865
Common stock of Four Corners Property Trust, Inc – allocated	—	18,528,657	18,528,657
Total investments	31,688,431	156,085,603	187,774,034
Receivables:
Employer contributions	—	—	—
Accrued dividends and interest	254,571	1,115,785	1,370,356
Total receivables	254,571	1,115,785	1,370,356
Total assets	31,943,002	157,201,388	189,144,390
Liabilities:
ESOP loan	3,423,854	—	3,423,854
Interest payable	759	—	759
Total liabilities	3,424,613	—	3,424,613
Net assets available for benefits	$28,518,389	$157,201,388	$185,719,777

Darden common stock:
Number of shares	509,042	2,188,160
Cost	$5,778,507	$13,899,481
Fair Value	31,687,865	136,212,960
FCPT common stock:
Number of shares	—	1,043,868
Cost	$—	$7,240,022
Fair Value	—	18,528,657

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

ESOP Funds Statement of Net Assets Available for Benefits
April 30, 2015
	Non-participant Directed	Participant Directed	Total
Assets:
Cash and short-term investments, at fair value	$47,638	$1,040,644	$1,088,282
Common stock of Darden Restaurants, Inc. – allocated	—	151,052,764	151,052,764
Common stock of Darden Restaurants, Inc. – unallocated	38,226,225	—	38,226,225
Total investments	38,273,863	152,093,408	190,367,271
Receivables:
Employer contributions	—	1,382,379	1,382,379
Accrued dividends and interest	330,098	1,339,544	1,669,642
Total receivables	330,098	2,721,923	3,052,021
Total assets	38,603,961	154,815,331	193,419,292
Liabilities:
ESOP loan	4,258,854	—	4,258,854
Interest payable	325	—	325
Total liabilities	4,259,179	—	4,259,179
Net assets available for benefits	$34,344,782	$154,815,331	$189,160,113

Darden common stock:
Number of shares	599,439	2,368,712
Cost	$3,341,278	$18,466,243	(1)
Fair Value	38,226,225	151,052,764

(1)	The Plan previously incorrectly reported the 2015 cost value of the participant directed Company Stock as $119,606,905. The current presentation reflects the corrected amount.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

ESOP Funds Statement of Changes in Net Assets Available for Benefits
April 30, 2016
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,888,580	$8,625,458	$12,514,038
Dividends and interest	1,167,786	10,759,960	11,927,746
Net investment income	5,056,366	19,385,418	24,441,784

Employer Contributions	—	—	—
Total additions	5,056,366	19,385,418	24,441,784

Deductions from net assets attributed to:
Benefits paid to participants	—	(17,004,176)	(17,004,176)
Interest expense	(12,076)	—	(12,076)
Administrative expenses	(47,638)	(88,411)	(136,049)
Transfers between funds	(10,823,045)	93,226	(10,729,819)
Total deductions	(10,882,759)	(16,999,361)	(27,882,120)
Net (decrease) increase	$(5,826,393)	$2,386,057	$(3,440,336)
Net assets available for benefits:
Beginning of year	34,344,782	154,815,331	189,160,113
End of year	$28,518,389	$157,201,388	$185,719,777

ESOP Funds Statement of Changes in Net Assets Available for Benefits
April 30, 2015
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$10,398,011	$31,967,304	$42,365,315
Dividends and interest	1,529,688	5,834,196	7,363,884
Net investment income	11,927,699	37,801,500	49,729,199

Employer Contributions	—	1,382,379	1,382,379
Total additions	11,927,699	39,183,879	51,111,578

Deductions from net assets attributed to:
Benefits paid to participants	—	(32,259,076)	(32,259,076)
Interest expense	(9,121)	—	(9,121)
Administrative expenses	(43,659)	(113,772)	(157,431)
Transfers between funds	(12,412,667)	(15,343,230)	(27,755,897)
Total deductions	(12,465,447)	(47,716,078)	(60,181,525)
Net decrease	$(537,748)	$(8,532,199)	$(9,069,947)
Net assets available for benefits:
Beginning of year	34,882,530	163,347,530	198,230,060
End of year	$34,344,782	$154,815,331	$189,160,113

(8)	Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $858,933 and $639,313 for the years ended April 30, 2016 and 2015, respectively.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $178,780 and $146,655 for the years ended April 30, 2016 and 2015, respectively.

(9)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2016	2015
Net assets available for benefits per the accompanying financial statements	$624,036,270	$608,611,163
Notes receivable from Participants – deemed distributions	(532,765)	(481,969)
Net assets available for benefits per Form 5500	$623,503,505	$608,129,194

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2016	2015
Total deductions per the accompanying financial statements	$66,499,853	$93,048,672
Deemed distributed notes receivable from Participants offset by total distributions	50,796	(261,782)
Total deductions per Form 5500	$66,550,649	$92,786,890

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a Participant is deemed distributed during the plan year for the Form 5500 under the provisions of the Code section 72(p) and the Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with generally accepted accounting principles, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

(10)	Tax Status
The Plan obtained its latest determination letter on September 17, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as restated effective May 1, 2012, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2016. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2016 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2016 and 2015

audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for plan years ended through April 30, 2014.

(11)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loan and the balance of any funds remaining would be allocated to each participant's ESOP account based on the proportion that each such participant's ESOP account balance bears in relation to the total of all ESOP account balances.

(12)	Subsequent Events
On May 6, 2016, any residual shares of FCPT stock within the DSP were systematically liquidated over the course of 30 days, and the proceeds from the liquidation were invested in accordance with plan participants' investment election applicable to their pre-tax or after-tax contributions to the DSP as of that date. As of June 6, 2016, the DSP plan assets no longer contained any shares of FCPT stock.
There have been no other subsequent events through the issuance of these financial statements on October 24, 2016.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2016

Issuer	Face amount or number of units	Cost	Current value
Darden common stock *, **	3,424,128	$46,243,680	$213,151,969
Four Corners Property Trust, Inc. common stock	1,361,687	11,685,761	24,169,944
Columbia Trust Stable Government I-0 Fund	3,653,901	39,878,620	40,265,989
DFA US Small Cap Portfolio	1,016,498	32,372,946	29,559,761
American Funds EuroPacific Growth (R6)	545,750	23,225,532	24,482,334
Vanguard Institutional Index Fund	436,072	61,475,979	82,347,926
Vanguard Target Retirement 2060 Fund	66,219	1,224,947	1,261,470
Vanguard Target Retirement 2055 Fund	197,761	3,659,839	3,771,295
Vanguard Target Retirement 2050 Fund	767,798	14,211,055	14,641,917
Vanguard Target Retirement 2045 Fund	1,448,033	26,814,741	27,613,990
Vanguard Target Retirement 2040 Fund	757,874	14,035,012	14,452,663
Vanguard Target Retirement 2035 Fund	1,485,810	27,763,170	28,586,981
Vanguard Target Retirement 2030 Fund	611,460	11,520,454	11,856,200
Vanguard Target Retirement 2025 Fund	1,119,310	21,276,159	21,893,705
Vanguard Target Retirement 2020 Fund	398,025	7,631,762	7,841,098
Vanguard Target Retirement 2015 Fund	347,200	6,708,635	6,891,912
Vanguard Target Retirement 2010 Fund	35,036	685,966	703,880
Vanguard Institutional Target Retirement Income Fund	148,757	2,918,531	2,988,535
Vanguard Total Bond Market Index	2,026,372	22,058,081	22,127,983
Vanguard Extended Market Index	380,570	23,351,899	24,307,025
Vanguard Total International Stock Index	117,217	3,085,551	2,890,574
Short-term Investment Fund*	3,793,556	3,793,556	3,793,556
Notes receivable from Participants outstanding – interest rates ranging from 4.25% – 10.50% with varying maturities*	2,980	—	15,082,974
Total			$624,683,681

*	Party-in-interest

**	Includes unallocated shares held in the Darden ESOP Fund as collateral for the promissory notes
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 24, 2016	By:	/s/ Julie Griffin
Julie Griffin, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.